SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 8, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release # 06-028 dated August 8, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium concludes Pursell acquisition, further enhancing Specialty Business	06-028
Date: August 8, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has concluded the purchase of certain fixed assets and inventory of Pursell Technologies Inc. and certain of its affiliates (PTI) for a purchase price of $74.5-million (U.S.). Agrium has received regulatory approval for the PTI acquisition.
“We believe that our combined technological expertise in polymer coating will further enhance our strong position in controlled release fertilizer products and make ESN available more quickly, to more markets, at a lower cost,” said Mike Wilson, Agrium President and CEO. ESN ® is Agrium’s environmentally friendly, polymer-coated fertilizer targeted to commodity agriculture.
“The PTI acquisition significantly enhances Agrium’s ability to service the growing and environmentally friendly specialty fertilizer markets. We now have a more complete line of specialty fertilizer products, access to new marketing channels, and the strongest customer relations team in the business,” continued Mr. Wilson.
The PTI assets, Nu-Gro and Agrium’s pre-existing specialty products will be combined to create a new Specialty Products Business Unit to optimize the stable and growing earnings from this segment. The acquired assets will be operated under the name Agrium U.S. Specialty Products.
Full-year 2006 EBITDA from the acquired PTI assets is expected to be approximately $10-million. We expect to capture future synergies from combining the PTI assets, Nu-Gro and Agrium’s pre-existing specialty businesses, including the research and development of controlled release fertilizers.
Agrium’s specialty fertilizer product line will now include those formerly produced and marketed by PTI including Polyon® polymer coated fertilizers, Trikote® polymer sulphur coated fertilizers and Precise® controlled release crop protection products. Agrium will also own and operate the Sylacauga, Alabama production, research and development facility.

In addition, Agrium has purchased patented technology for emerging non-fertilizer controlled release products, such as specific crop protection products, for the consideration of $12.5-million plus contingent payments based on a percentage of future sales.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the successful integration of PTI’s business, assumptions pertaining to the PTI asset valuation and financing arrangements, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S. and Canadian currencies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and assumptions pertaining to the continued market growth. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.